Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140828

PROSPECTUS SUPPLEMENT DATED FEBRUARY 22, 2007

(To Prospectus for Participants in the 2004 Stock Plan dated February 22, 2007)

GOOGLE INC.

Shares of Class A Common Stock

and

Stock-based Awards under Google’s 2004 Stock Plan

This prospectus supplement (the “Prospectus Supplement”) supplements information contained in the prospectus dated February 22, 2007 of Google Inc. (the “Stock Plan Prospectus”), relating to the grant by us of nonstatutory stock options to purchase up to 100 shares of our Class A common stock to eligible employees of Google under our 2004 Stock Plan, and the offer and sale of our Class A common stock upon exercise of such options.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Stock Plan Prospectus. This Prospectus Supplement is qualified by reference to the Stock Plan Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Stock Plan Prospectus.

The date of this Prospectus Supplement is February 22, 2007

INFORMATION REGARDING THE TSO PROGRAM TEST LAUNCH

General Information

In February 2007, we will be conducting a limited test of the Transferable Stock Option (“TSO”) program and the related information technology and financial systems (the “test launch”). The primary purpose of the test launch is to discover and remediate any potential problems in the various systems prior to making the TSO program generally available to all employees who hold eligible options. We currently anticipate that the TSO program will be generally available to all such employees for their eligible options in April 2007.

Participation in the Test Launch

We have selected 20 employees to participate in the test launch of the TSO program (the “Test Launch Participants”). Each Test Launch Participant will receive five separate vested transferable stock options, each of which will be exercisable to purchase one share of our Class A common stock at different exercise prices. Each exercise price will be greater than the fair market value of our Class A common stock on the date of grant. The Test Launch Participants will be the only optionees permitted to participate in the TSO program during the test launch, as described in the sections entitled “Risk Factors” and “Appendix A – Frequently Asked Questions about the 2004 Stock Plan – Stock Options – The TSO Program” in the Stock Plan Prospectus. However, the Test Launch Participants will be limited to selling only the vested transferable stock options granted in connection with the test launch. None of the Test Launch Participants’ currently outstanding options will be eligible for sale in the TSO program during the test launch.

In addition, only one financial institution will be participating in the test launch. Any transferable stock option sold in the test launch will be held by the financial institution for the life of the option, and the financial institution will not sell shares of our Class A common stock to hedge its economic risk with respect to such option.

Risks Related to the Test Launch

If you are a Test Launch Participant, you should be aware of the risks discussed in the “Risk Factors” section of the Stock Plan Prospectus, as well as the following:

The absence of competitive bidding by participating financial institutions in the test launch may affect the price offered for your option.

Once the TSO program is available to all of our eligible employees, at least two participating financial institutions must bid for a particular option in order for a bid to be communicated to employees. However, only one financial institution will be participating in the test launch and bidding for your options. The absence of competitive bidding among two or more participating financial institutions for your option during the test launch may result in a lower price for your option than you might receive if there were competitive bidding.

There may be failures or glitches in the systems related to the TSO program that could impair your ability to participate in the test launch and to sell options in the TSO program.

The TSO program will be operated through a secure internal online tool, the TSO system, which will be accessible only by Test Launch Participants during the test launch. In addition, the TSO program involves the interaction of various other information technology and financial systems, including between us and the participating financial institutions. The primary purpose of the test launch is to discover and remediate any potential problems in the various systems prior to making the TSO program generally available to all eligible employees. Because the test launch is the first time the TSO program will be operated in “live” mode, there may be defects, errors, glitches or other failures in the TSO system, such as:

•	you may be unable to access your account in the TSO system, or your account information may not be accurately reflected;

•	you may be unable to place or cancel an order, your order may not be received by the auction manager, or your order may not be executed properly, or at all, by the auction manager;

•	the order you place may be different from the order received or executed through the system by the auction manager; and

•	the participating financial institution may be unable to provide updated, automated bids for options on a continuous basis.

Optionees Who are Not Test Launch Participants

If you are not a Test Launch Participant, the portions of the Stock Plan Prospectus regarding the TSO program will apply to you only once the TSO program is available to all of our eligible employees.

RECENT DEVELOPMENTS

On January 31, 2007, we announced our unaudited interim financial results for the quarter and fiscal year ended December 31, 2006. These financial results included the following:

Revenues

We reported revenues of $3.21 billion for the fourth quarter ended December 31, 2006, an increase of 67% compared to the fourth quarter of 2005 and an increase of 19% compared to the third quarter of 2006.

Google sites generated revenues of $1.98 billion, or 62% of total revenues, in the fourth quarter of 2006. This represents an 80% increase over fourth quarter 2005 revenues of $1.10 billion and a 22% increase over third quarter 2006 revenues of $1.63 billion.

Our partner sites generated revenues, through AdSense programs, of $1.20 billion, or 37% of total revenues, in the fourth quarter of 2006. This is a 50% increase over revenues of $799 million generated in the fourth quarter of 2005 and a 16% increase over third quarter 2006 revenues of $1.04 billion.

Revenues from outside of the United States contributed 44% of total revenues in the fourth quarter of 2006, compared to 44% in the third quarter of 2006 and 38% in the fourth quarter of 2005.

Aggregate paid clicks, which include clicks related to ads served on Google sites and our AdSense partners’ sites, increased approximately 61% over the fourth quarter of 2005 and approximately 22% over the third quarter of 2006.

Traffic Acquisition Costs

Traffic Acquisition Costs, or TAC, the portion of revenues shared with our partners, increased to $976 million in the fourth quarter of 2006. This compares to TAC of $825 million in the third quarter of 2006. TAC as a percentage of advertising revenues was 31% in both the fourth quarter and the third quarter of 2006.

The majority of TAC expense is related to amounts ultimately paid to our AdSense partners, which totaled $916 million in the fourth quarter of 2006. TAC is also related to amounts ultimately paid to certain distribution partners and others who direct traffic to our website, which totaled $60 million in the fourth quarter of 2006.

Other Cost of Revenues

Other cost of revenues, which is comprised primarily of data center operational expenses, as well as credit card processing charges, increased to $307 million, or 10% of revenues, in the fourth quarter of 2006, compared to $223 million, or 8% of revenues, in the third quarter of 2006.

Operating Expenses

Operating expenses, other than cost of revenues, were $862 million in the fourth quarter of 2006. These operating expenses included $493 million in payroll-related and facilities expenses.

Stock-Based Compensation

In the fourth quarter of 2006, the total charge related to stock-based compensation was $134 million as compared to $100 million in the third quarter of 2006.

We currently anticipate that the TSO program will be available to all of our eligible employees in April 2007. As we intend to modify all of the eligible options in connection with the TSO program, we expect to incur a modification charge in accordance with GAAP of approximately $90 million in the second quarter of 2007 related to vested options as of the end of that quarter and a charge of approximately $160 million over their remaining vesting periods of up to approximately four years related to unvested options.

The market value of our stock used to compute the above forecasted modification charges was $494 per share. The actual charge will be different to the extent the number of options outstanding at the time we launch the TSO program is different from our expectations, or to the extent the variables used to revalue these options, including the market value and volatility of our stock, are different.

Also, the TSO program will increase the fair value of each option granted in the future, resulting in more stock-based compensation per option. Before these incremental charges related to the TSO program, we currently estimate stock-based compensation charges for grants to employees prior to January 1, 2007 to be approximately $621 million for 2007. This does not include expenses to be recognized related to employee stock awards that are granted after January 1, 2007 or non-employee stock awards that have been or may be granted.

Operating Income

Operating income for the fourth quarter of 2006 was $1.06 billion, or 33% of revenues. This compares to operating income of $931 million, or 35% of revenues, in the third quarter of 2006.

Net Income

Net income for the fourth quarter of 2006 was $1.03 billion as compared to $733 million in the third quarter of 2006.

Earnings Per Share

Earnings per share for the fourth quarter of 2006 was $3.29, on 313 million diluted shares outstanding, compared to $2.36 for the third quarter of 2006, on 311 million diluted shares outstanding.

Income Taxes

Our effective tax rate was 13% for the fourth quarter of 2006 and 23% for the full year of 2006. In December 2006, we entered into an Advanced Pricing Agreement, or APA, with the IRS in connection with certain intercompany transfer pricing arrangements. The APA applies to the taxation years beginning in 2003. As a result of the APA, we reduced certain of our income tax contingency reserves and recognized an income tax benefit of $90 million in the fourth quarter of 2006.

In addition, in the fourth quarter of 2006, the 2006 R&D tax credit was enacted, which resulted in a $78 million benefit to our provision for income taxes. Of this, $43 million pertained to the first three quarters of 2006.

Cash Flow and Capital Expenditures

Net cash provided by operating activities for the fourth quarter of 2006 totaled $911 million as compared to $1 billion for the third quarter of 2006. In the fourth quarter of 2006, capital expenditures were $367 million, the majority of which were related to IT infrastructure investments, including data centers, servers, and networking equipment.

Cash

As of December 31, 2006, cash, cash equivalents, and marketable securities were $11.2 billion.